UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _1_)*

First Regional Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33615 C

(CUSIP Number)

New Moon Trust
c/o Barry L. Guterman, Special Trustee
1875 Century Park East, Suite 1500
Los Angeles, CA 90067-2500
(310) 551-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  9 pages

SCHEDULE 13D

CUSIP No. 33615 C	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON
S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
New Moon Trust, UDT dated June 1, 1995

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
California

5.	SOLE VOTING POWER
-0-

	6.	SHARED VOTING POWER
		192,000
NUMBER OF
SHARES
BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
OWNED BY		-0-
EACH
REPORTING
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		192,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN / / SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.80843%

12.	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 33615 C	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON
S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
Barry L. Guterman, Special Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER
		192,000
NUMBER OF
SHARES
BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
OWNED BY
EACH
REPORTING
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		192,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN / / SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.80843%

12.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 33615 C	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON
S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
Joyce Sudikoff, Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER
		192,000
NUMBER OF
SHARES
BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
OWNED BY
EACH
REPORTING
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		192,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN / / SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.80843%

12.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 33615 C	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON
S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey P. Sudikoff, Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER
		192,000
NUMBER OF
SHARES
BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
OWNED BY
EACH
REPORTING
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		192,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN / / SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.80843%

12.	TYPE OF REPORTING PERSON*
IN

Item 1.    Security and Issuer

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP Number 33615 C (the "Common Stock"), of First Regional Bancorp (the "Issuer"), which has its principal executive offices at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

Item 2.    Identity and Background

The persons filing this Amendment No. 1 to Schedule 13D are New Moon Trust UDT dated June 1, 1995 (the "Trust"), Barry L. Guterman, Special Trustee of the Trust (the "Special Trustee"), and Joyce and Jeffrey Sudikoff, who are each both trustors and trustees of the Trust. The business address of the Trust and the Special Trustee is 1875 Century Park East Suite 1500, Los Angeles, California 90067. The business address of Mr. and Mrs. Sudikoff is 11766 Wilshire Blvd., Suite 1450, Los Angeles, California 90025. The Trust, the Special Trustee and Mr. and Mrs. Sudikoff are sometimes referred to as the "Filing Persons." All of the individual Filing Persons are United States citizens. The Trust was created under the laws of the State of California.

The Trust owns various publicly-traded securities and various other assets. The Special Trustee is an attorney practicing in Los Angeles, California. Mr. and Mrs. Sudikoff are private investors for their own account.

During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, except as provided below, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On August 21, 2000, in the civil matter of SEC v. Jeffrey P. Sudikoff, et. al., Civil Action No. 97-7207 DDP (RCx) (C.D. Cal.), pursuant to the consent of Mr. Sudikoff, the United States District entered a final judgment of permanent injunction and other relief against Mr. Sudikoff, which enjoined him from future violations of the provisions of Sections 10(b), 13(a), 13(b)(5), 16(a), and 17(a) of the Securities Exchange Act of 1934.

Item 3.    Source and Amount of Funds or Other Consideration

The funds used by the Trust to acquire shares of Common Stock were derived from assets of the Trust.

Item 4.    Purpose of Transaction

The Trust acquired the shares of Common Stock for investment purposes only and does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Page 6 of  9 pages

Item 5.    Interest in the Securities of the Issuer

A. The Filing Persons beneficially own 192,000 shares of Common Stock (the "Shares"), for an aggregate of 4.80843% of the 3,992,981 shares of Common Stock outstanding as of December 16, 2004.

B. The Filing Persons have shared voting power with respect to the shares of the Common Stock of the Issuer held by the Trust.

C. Not applicable.

D. Not applicable.

E. The Filing Persons ceased to be beneficial owners of more than five percent of the Common Stock outstanding on December 16, 2004, when additional shares of the Issuer were issued to other persons, not including the Filing Persons, by the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certification of Trust of New Moon Trust UDT June 1, 1995.

Item 7.    Material to be Filed as Exhibits

The Filing Persons file as exhibits the following:

Ex. 1  Certification of Trust of New Moon Trust UDT June 1, 1995.

Page 7 of  9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2005                         NEW MOON TRUST UDT June 1, 1995

By:	/s/ Barry L. Guterman
Barry L. Guterman, Special Trustee

Page 8 of  9 pages

EXHIBIT INDEX

EXHIBIT	PAGE NO.

1 Certification of Trust of New Moon Trust UDT June 1, 1995

Page 9 of  9 pages